                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                              U.S. Electricar Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  90328P100000
            -------------------------------------------------------
                                 (CUSIP Number)

                             Joseph B. Wollard, Esq.
                                 Citigroup Inc.
                           425 Park Avenue, 3rd Floor
                               New York, NY 10043
                                 (212) 793-7167
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 18, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  90328P100000                                    PAGE 1  OF 14
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citibank (Luxembourg) S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             50,367,454 **
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            0
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              50,367,454 **
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,367,454
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     BK
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  Represents shares directly beneficially owned by Citibank (Luxembourg) S.A.

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  90328P100000                                    PAGE 2  OF 14
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citicorp Banking Corporation
     13-3012736
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            50,367,454**
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         50,367,454**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,367,454**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  Represents shares directly beneficially owned by Citibank (Luxembourg) S.A.

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  90328P100000                                    PAGE 3  OF 14
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citicorp
     06-1515595
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            50,367,454**
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         50,367,454**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,367,454**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  Represents shares directly beneficially owned by Citibank (Luxembourg) S.A.

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  90328P100000                                    PAGE 4  OF 14
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citigroup Holdings Company
     06-1551348
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            50,367,454**
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         50,367,454**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,367,454**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**  Represents shares directly beneficially owned by Citibank (Luxembourg) S.A.

                                  SCHEDULE 13D
---------------------------                          ---------------------------
 CUSIP NO.  90328P100000                                    PAGE 5  OF 14
                                                            PAGES
---------------------------                          ---------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citigroup Inc.
     52-1568099
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) X
     (b) |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     NOT APPLICABLE
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

      SHARES             0
                    ------------------------------------------------------------
   BENEFICIALLY     8    SHARED VOTING POWER

     OWNED BY            50,391,054**
                    ------------------------------------------------------------
  EACH REPORTING    9    SOLE DISPOSITIVE POWER

     PERSON              0
                    ------------------------------------------------------------
      WITH          10   SHARED DISPOSITIVE POWER

                         50,391,054**
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     50,391,054**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents shares directly beneficially owned by Citibank (Luxembourg) S.A. and other wholly owned subsidiaries of Citigroup Inc.

                         SCHEDULE 13D - AMENDMENT NO. 1

      Item 2. IDENTITY AND BACKGROUND.

      Item 2. of the Schedule 13D filed on December 7, 1999 is amended as follows:

      Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of (i) Citibank (Luxembourg) S.A. ("Citibank Luxembourg"), a Luxembourg corporation, (ii) Citicorp Banking Corporation ("Citicorp Banking"), a Delaware corporation, (iii) Citicorp, a Delaware corporation, (iv) Citigroup Holdings Company ("Citigroup Holdings"), a Delaware corporation, and (v) Citigroup Inc. ("Citigroup"), a Delaware corporation (collectively, the "Reporting Persons" and each, a "Reporting Person").

      CITIGROUP HOLDINGS

                  (a)   Name: Citigroup Holdings Company
                  (b) Address of Principal Place of Business and Office: One Rodney Square, Wilmington, Delaware 19899.
                  (c) Principal Business: Holding company for banking subsidiaries.
                  (d)   Criminal Proceedings: None
                  (e)   Civil Proceedings: None
                  (f)   Citizenship: Delaware

                  Officer and Directors: See Exhibit A attached hereto, and incorporated herein by reference with respect to each executive officer and director of Citigroup Holdings Company.

      Item  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not Applicable.

      Item  4. PURPOSE OF TRANSACTION.

      Item 4. of the Schedule 13D filed on December 7, 1999 is amended as follows:

      Citibank Luxembourg has commenced selling shares of the Issuer's common stock. See Item 5. for more information. At the present time the Reporting Persons have no plans or proposals which relate to or would result in an affirmative response to sections (a)-(j) of the Instructions to Item 4.




                               Page 6 of 14 Pages

      Item  5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5. of the Schedule 13D filed on December 7, 1999 is amended as follows:



      The table below contains information about all transactions by Citibank Luxembourg since the filing of the Schedule 13D on December 7, 1999.




Title of security         Date of sale       Number of        Price per share         Amount owned
                                             shares sold                               after sale
-----------------         ------------       -----------      ---------------         ------------
  Common stock              12/16/99              5,000              $0.37             53,037,454
  Common stock              12/20/99            345,000               0.31             52,692,454
  Common stock              12/22/99            200,000               0.41             52,492,454
  Common stock              12/23/99            150,000               0.40             52,342,454
  Common stock               1/3/00             100,000              0.335             52,242,454
  Common stock               1/4/00             200,000             0.3375             52,042,454
  Common stock               1/5/00             210,000             0.3794             51,832,454
  Common stock               1/6/00              70,000              0.392             51,762,454
  Common stock               1/7/00             220,000             0.3962             51,542,454
  Common stock               1/10/00            725,000             0.4528             50,817,454
  Common stock               1/11/00            110,000             0.4978             50,707,454
  Common stock               1/18/00            165,000              0.493             50,542,454
  Common stock               1/18/00            175,000             0.5243             50,367,454




      The following information is being provided as of January 18, 2000 with respect to Citibank Luxembourg's direct beneficial ownership of the Issuer's common stock.

                  (a)       Amount Beneficially Owned:                          50,367,454


                               Page 7 of 14 Pages

                  (b)       Percent of Class:                                         19.9%

                  (c)       Number of shares as to which such person has:

                           (i)      sole power to vote or to direct

                                    the vote............................        50,367,454

                           (ii)     shared power to vote or direct

                                    the vote............................                 0

                           (iii)    sole power to dispose or to direct

                                    the disposition of..................        50,367,454

                           (iv)     shared power to dispose or to direct

                                    the disposition of..................                 0

      CITICORP BANKING

      Citicorp Banking is the parent company of Citibank Luxembourg. To the best knowledge of Citicorp Banking, none of the executive officers or directors of Citicorp Banking owns securities of the Issuer. The following information is being provided as of January 18, 2000 with respect to Citicorp Banking's indirect beneficial ownership of the Issuer's common stock.

                  (a)  Amount Beneficially Owned:                               50,367,454

                  (b)  Percent of Class:                                              19.9%

                  (c) Number of shares as to which such person has:

                           (i)   sole power to vote or to direct

                                 the vote.................................               0

                           (ii)  shared power to vote or direct

                                 the vote.................................      50,367,454

                           (iii) sole power to dispose or to direct

                                 the disposition of.......................               0

                           (iv)  shared power to dispose or to direct

                               Page 8 of 14 Pages

                                 the disposition of.......................      50,367,454


      CITICORP

      Citicorp is the parent company of Citicorp Banking. To the best knowledge of Citicorp, none of the executive officers or directors of Citicorp owns securities of the Issuer. The following information is being provided as of January 18, 2000 with respect to Citicorp's indirect beneficial ownership of the Issuer's common stock.

                       (a)     Amount Beneficially Owned:                       50,367,454

                       (b)     Percent of Class:                                      19.9%

                       (c)     Number of shares as to which such person has:

                               (i)    sole power to vote or to direct

                                      the vote.............................              0

                               (ii)   shared power to vote or direct

                                      the vote.............................     50,367,454

                               (iii)  sole power to dispose or to direct

                                      the disposition of...................              0

                               (iv)   shared power to dispose or to direct

                                      the disposition of...................     50,367,454

      CITIGROUP HOLDINGS

      Citigroup Holdings is the parent company of Citicorp. To the best knowledge of Citigroup Holdings, none of the executive officers and directors of Citigroup Holdings named in Exhibit A hereto owns securities of the Issuer. The following information is being provided as of January 18, 2000 with respect to Citigroup Holdings' indirect beneficial ownership of the Issuer's common stock.

                       (a)     Amount Beneficially Owned:                       50,367,454

                       (b)     Percent of Class:                                      19.9%

                       (c)     Number of shares as to which such person has:

                               (i)   sole power to vote or to direct

                                     the vote.............................               0

                               Page 9 of 14 Pages

                               (ii)  shared power to vote or direct

                                     the vote.............................      50,367,454

                               (iii) sole power to dispose or to direct

                                     the disposition of...................               0

                               (iv)  shared power to dispose or to direct

                                     the disposition of...................      50,367,454



      CITIGROUP

      Citigroup is the parent company of Citigroup Holdings. To the best knowledge of Citigroup, none of the executive officers or directors of Citigroup owns securities of the Issuer. The following information is being provided as of January 18, 2000 with respect to Citigroup's indirect beneficial ownership of the Issuer's common stock.

                       (d)     Amount Beneficially Owned:                       50,391,054

                       (e)     Percent of Class:                                      19.9%

                       (f)     Number of shares as to which such person has:

                              (i)    sole power to vote or to direct

                                     the vote.............................               0

                               (v)   shared power to vote or direct

                                     the vote.............................      50,391,054

                               (vi)  sole power to dispose or to direct

                                     the disposition of...................               0

                               (vii) shared power to dispose or to direct

                                    the disposition of...................       50,391,054



      6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.



                              Page 10 of 14 Pages

      Not Applicable.



      Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

                  EXHIBIT           DESCRIPTION

                  A                 Officers and Directors of Citigroup Holdings
                                    Company.

                  B Consent to Joint Filing of Schedule 13D pursuant to Rule 13d-1(k) of the Act.




                              Page 11 of 14 Pages

      SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      Dated:               January 21, 2000



      CITIBANK (LUXEMBOURG) S.A.

      By:    /s/ Jean-Claude Lecoq
           -------------------------------
      Name:  Jean-Claude Lecoq
      Title:  Financial Controller



      CITICORP BANKING CORPORATION

      By:    /s/ William H. Wolf
           -------------------------------
      Name:  William H. Wolf
      Title:  Senior Vice President



      CITICORP

      By:    /s/ Joan Caridi
          --------------------------------
      Name:  Joan Caridi
      Title:  Assistant Secretary



      CITIGROUP HOLDINGS COMPANY

      By:    /s/ Kenneth Cohen
          -------------------------------
      Name:  Kenneth Cohen
      Title:  Assistant Secretary



      CITIGROUP INC.

      By:    /s/ Joan Caridi
          -------------------------------
      Name:  Joan Caridi
      Title:  Assistant Secretary


                              Page 12 of 14 Pages